Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

The following unaudited pro forma condensed combined statement of operations is based upon the historical statements of operations of Shutterfly, Inc. (“Shutterfly” or the “Company”) and Lifetouch Inc. (“Lifetouch”) after giving effect to Shutterfly’s acquisition of Lifetouch on April 2, 2018 (the “Transaction”), debt financing for the acquisition, and the assumptions, reclassifications, and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

The Transaction and Debt Financing. On January 30, 2018, the Company entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Lifetouch and Lifetouch Inc. Employee Stock Ownership Trust (the “Seller”). On April 2, 2018 (the “Transaction Date”), pursuant to the Purchase Agreement, the Company completed the acquisition of 100% of the issued and outstanding shares of common stock of Lifetouch from the Seller. Under the terms of the Purchase Agreement, the consideration for the acquisition consisted of an all-cash purchase price of $825.0 million subject to certain adjustments based on a determination of closing net working capital, transaction expenses, cash and indebtedness.

The Company financed the all-cash purchase price with an incremental $825.0 million term loan issuance pursuant to an amendment of the Company’s existing credit agreement with Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, which closed simultaneous with the acquisition.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 is presented as if the Transaction occurred on January 1, 2018. The unaudited pro forma condensed combined statement of operations has been prepared for illustrative purposes only and is not necessarily indicative of what the combined company’s results of operations would have been had the Transaction been completed as of January 1, 2018. In addition, the unaudited pro forma statement of operations does not purport to project the future operating results of the combined company.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

(In thousands, except for per share data)

	Historical	Reclassified
	Shutterfly, Inc. Twelve Months Ended December 31, 2018	Note 2 Lifetouch Inc. Three Months Ended March 31, 2018	Financing Adjustments			Pro Forma Adjustments			Pro Forma Combined
Net revenue	$1,961,820	$134,108	$—			$—	5	(a)	$2,095,928
Cost of net revenue	961,575	74,826	—			(20)	5	(b), 5(c)	1,036,381

Gross profit	1,000,245	59,282	—			20			1,059,547
Operating expenses:
Technology and development	177,001	7,365	—			793	5	(b), 5(c)	185,159
Sales and marketing	505,833	80,405	—			7,155	5	(b), 5(c)	593,393
General and administrative	197,340	26,574	—			(26,905)	5	(b), 5(d)	197,009
Restructuring	4,618	—	—			—			4,618

Total operating expenses	884,792	114,344	—			(18,957)			980,179

Income (loss) from operations	115,453	(55,062)	—			18,977			79,368
Interest expense	(61,239)	(44)	(10,158)	5	(e)	—			(71,441)
Interest and other income, net	5,444	836	—			—			6,280

Income (loss) before income taxes	59,658	(54,270)	(10,158)			18,977			14,207
(Provision for) benefit from income taxes	(9,262)	(574)	2,603	5	(f)	9,042	5	(f)	1,809

Net income (loss)	$50,396	$(54,844)	$(7,555)			$28,019			$16,016

Net income per share:
Basic	$1.52								$0.48
Diluted	$1.45								$0.46
Weighted average shares:
Basic	33,258								33,258
Diluted	34,832								34,832

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

1. BASIC OF PRO FORMA PRESENTATION

The unaudited pro forma condensed combined statement of operations has been prepared using Shutterfly’s and Lifetouch’s historical consolidated statement of operations and presents the pro forma effects of the Transaction in accordance with Article 11 of Regulation S-X. The historical statements of operations of Shutterfly and Lifetouch has been prepared in accordance with accounting principles generally accepted in the United States.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 is presented as if the Transaction occurred on January 1, 2018. Shutterfly acquired Lifetouch on April 2, 2018. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 was derived from Shutterfly’s audited consolidated statement of operations for the year ended December 31, 2018 and Lifetouch’s unaudited consolidated statement of operations for the three months ended March 31, 2018. Certain reclassification adjustments have been made to the Lifetouch financial statements to conform to the Shutterfly financial statement presentation, as described in Note 2.

The unaudited pro forma condensed combined statement of operations has been prepared using the acquisition method of accounting in accordance with Accounting Standards Codification 805, Business Combinations, (ASC 805) with Shutterfly deemed as the accounting acquirer.

The historical statement of operations has been adjusted to give effect to matters that are (i) directly attributable to the Transaction, (ii) factually supportable and (iii) expected to have a continuing impact on the operating results of the combined company. The unaudited pro forma condensed combined statement of operations excludes non-recurring items directly related to the Transaction.

The unaudited pro forma condensed combined statement of operations has been prepared for illustrative purposes only and is not necessarily indicative of what the combined company’s results of operations would have been had the Transaction been completed as of January 1, 2018. In addition, the unaudited pro forma condensed combined statement of operations does not purport to project the future operating results of the combined company.

The unaudited pro forma condensed combined statement of operations does not include any realization of cost savings from operating efficiencies, revenue synergies or restructuring costs expected to result from the Transaction.

This unaudited pro forma condensed combined statement of operations should be read in conjunction with Shutterfly’s and Lifetouch’s historical consolidated financial statements noted below:

•

the separate historical audited consolidated financial statements of Shutterfly as of and for the year ended December 31, 2018 included in Shutterfly’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2019;

•

the separate historical unaudited consolidated financial statements of Lifetouch for the three and nine months ended March 31, 2018 and 2017 included in Exhibit 99.1 to this Current Report on Form 8-K;

•

the separate historical audited consolidated financial statements of Lifetouch as of and for the years ended June 30, 2017, 2016 and 2015 included in Exhibit 99.3 to the Current Report on Form 8-K filed with the SEC by Shutterfly on April 2, 2018; and

•

the separate historical unaudited consolidated financial statements of Lifetouch for the six months ended December 31, 2017 and 2016 included in Exhibit 99.4 to the Current Report on Form 8-K filed with the SEC by Shutterfly on April 2, 2018.

2. ADJUSTMENTS TO LIFETOUCH’S HISTORICAL STATEMENT OF OPERATIONS

The historical statement of operations of Lifetouch for the three months ended March 31, 2018 reflects the following reclassification adjustments to conform to the Shutterfly financial statement presentation.

LIFETOUCH INC. RECLASSIFIED UNAUDITED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

Unaudited

(In thousands)

	Historical Lifetouch	Reclassifications (a)			Reclassified Lifetouch Inc.
Net revenue	$134,108	$—			$134,108
Cost of net revenue	—	74,826	(b	)	74,826

Gross profit					59,282

Operating expenses:
Technology and development	1,770	5,595			7,365
Sales and marketing	121,282	(40,877)			80,405
General and administrative	17,442	9,132			26,574
Materials, labor and processing	35,837	(35,837)			—
Amortization of intangible assets	1,038	(1,038)			—
Restructuring and other charges	11,057	(11,057)			—

Total operating expenses					114,344

Operating loss before contributions to ESOP and retirement plans	(54,318)	(744)			(55,062)
Contributions to ESOP and retirement plans	(1,184)	1,184			—

Loss from operations	(55,502)	440			(55,062)
Other income (expenses):
Investment income	775	(775)			—
Interest expense	(44)	—			(44)
Interest and other income, net	501	335			836

Loss before income taxes	(54,270)	—			(54,270)
Income tax provision	(574)	—			(574)

Net loss	$(54,844)	$—			$(54,844)

(a)

The classification of certain items presented by Lifetouch have been changed to align with the presentation used by Shutterfly. Specifically, the statement of operations has been changed to present costs on a functional basis rather than a single line item for operating expenses, in addition to other classification changes.

(b)

The entire amount reported in the materials, labor and processing line item in the Lifetouch historical statement of operations was reclassified to the cost of net revenues line item. The remaining reclassifications primarily relate to salaries and benefits for photographers and depreciation on camera equipment which were primarily presented in the sales and marketing line item in the Lifetouch historical statement of operations.

3. PURCHASE CONSIDERATION

Under the terms of the Purchase Agreement, the amount of consideration that Shutterfly paid consisted of an all-cash purchase price of $825.0 million subject to certain adjustments based on a determination of Closing Net Working Capital, Transaction Expenses, Cash and Investments, and Indebtedness, as defined by the Purchase Agreement. The total purchase consideration was $982.0 million and consisted of the following amounts:

(in thousands)
Cash consideration at closing	$825,000

Less: Closing indebtedness(1)	(27,742)
Less: Closing net working capital adjustment(1)	(10,559)
Less: Transaction expenses(1)(2)	(17,614)
Add: Closing cash and investments(1)	212,872

Purchase price adjustments	156,957

Total purchase consideration	$981,957

(1)	As defined in the Purchase Agreement.
(2)	Transaction expenses incurred by Lifetouch in connection with the transaction as defined by the Purchase Agreement.

4. PURCHASE PRICE ALLOCATION

The following table shows the allocation of the total purchase price to the net assets acquired based on their fair values as of April 2, 2018:

(in thousands)
Cash and cash equivalents	$91,753
Investments	100,574
Accounts receivable	7,680
Inventories	19,857
Property and equipment	134,973
Intangible assets	326,300
Goodwill	434,862
Prepaid expenses and other assets	37,037
Accounts payable	(9,388)
Deferred revenue, current portion	(31,334)
Notes payable	(9,102)
Accrued and other liabilities	(121,255)

Total	$981,957

Shutterfly elected to treat the acquisition of Lifetouch as an asset acquisition under section 338(h)(10) of the U.S. Internal Revenue Service tax code. As such, the goodwill that Shutterfly recognized as part of the Lifetouch acquisition is deductible for U.S. income tax purposes. The goodwill recognized represents the assembled workforce of Lifetouch and the value of growth in revenue from future customers of Lifetouch.

The following table shows the fair value of the intangible assets acquired from Lifetouch along with their weighted-average useful lives:

	Fair Value (in thousands)	Weighted- Average Life (in years)
Customer contracts and related relationships	$200,400	10
Developed technology	68,000	5
Trade names / trademarks / domain name	57,600	5
Favorable/unfavorable leases	300	7

Total intangible assets	$326,300

5. NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(a)

The adoption of Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), did not have a significant impact to the reported results of operations of Lifetouch for the three months ended March 31, 2018 (the period before the Transaction).

(b)

Represents the elimination of historical depreciation expense for the three months ended March 31, 2018 of $8.2 million ($6.0 million allocated to cost of net revenue, $1.0 million allocated to technology and development, $0.3 million to sales and marketing, and $0.9 million to general and administrative expenses, respectively) and recognition of $5.2 million of new depreciation expense for the three months ended March 31, 2018 ($3.8 million allocated to cost of net revenue, $0.5 million to technology and development, $0.4 million to sales and marketing, and $0.5 million to general and administrative expenses, respectively). Depreciation is based on the fair value of the acquired property and equipment and estimated remaining useful lives of the assets.

(c)

Reflects the elimination of the historical amortization expense of $1.0 million in sales and marketing expenses and recognition of $2.1 million, $1.2 million, and $8.1 million in new amortization expense for the three months ended March 31, 2018 allocated among cost of net sales, technology and development, and sales and marketing expenses, respectively. Amortization expense is based on the fair value of the acquired intangible assets and estimated useful lives of the assets.

(d)

Reflects the reversal of $15.5 million and $10.9 million of Shutterfly’s and Lifetouch’s incurred transaction costs, respectively, for the year ended December 31, 2018 and three months ended March 31, 2018, respectively.

(e)

The increase of $10.2 million in interest expense resulted from interest on the new debt to finance the Transaction for the three months ended March 31, 2018. The incremental term loan bears interest at LIBOR, subject to a floor of 0.0%, plus an applicable margin of 275 basis points and matures on August 17, 2024. A sensitivity analysis on interest expense for the year ended December 31, 2018 has been performed for the $825.0 million term loan, factoring in the mandatory quarterly principal payments of $5.7 million made during the first twelve months, to assess the effect that a change of 12.5 basis points of the hypothetical interest rates would have on the debt financing. The following table shows the change in interest expense for the debt financing (in thousands):

Interest expense assuming	Twelve Months Ended December 31, 2018
Increase of 0.125%	$1,029
Decrease of 0.125%	$(1,029)

(f)

A blended statutory tax rate of 25.6% has been assumed for the pro forma adjustments. The blended statutory tax rate is not necessarily indicative of the effective tax rate of the combined company or the amounts that would have resulted had Shutterfly and Lifetouch filed consolidated income tax returns during the period presented. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on repatriation decisions, cash needs, the geographical mix of income and changes in tax law in the post-acquisition period. Lifetouch operated as an S Corporation for income tax purposes prior to the Transaction and as such, pre-Transaction income and expenses flowed through directly to its shareholders and thus were not subject to entity-level tax except for certain state and foreign income taxes. Lifetouch reported a loss before income taxes of $54.3 million for the three months ended March 31, 2018 (pre-acquisition period) which was not subject to entity-level tax. Since the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 is presented as if the Transaction occurred on January 1, 2018, a pro forma adjustment has been included to reflect the entity-level tax effect on the Lifetouch’s historical reported loss during the pre-acquisition period using the blended statutory tax rate of 25.6%. For the year ended December 31, 2018, the combined pro forma income before income taxes is $14.2 million and the combined pro forma benefit from income taxes is $1.8 million. The benefit from income taxes is primarily attributable to tax deductions from stock-based compensation expense.